Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a transcript of Maggie Wilderotter’s appearance on the television show Taking Stock, first aired on November 3, 2009.

Pimm Fox:  Whether it's telephone, Internet or television customers in small and rural locations across 24 states, they rely on Frontier Communications in order to provide for their needs. Now, Frontier struck an $8.5 billion deal in May to triple its access lines.  That was a purchase deal from Verizon and it hopes for an even bigger role in broadband thanks to federal stimulus programs, perhaps.  Maggie Wilderotter is the CEO at Frontier and just as a note exceeded Wall Street’s estimates for third quarter earnings that came out today.  Maggie, congratulations, that is very good news.

Maggie Wilderotter: Thank you so much.

Pimm Fox: So what is this whole idea of access lines, explain to people sort of the notion of access lines and they are declining in popularity so you've got to work hard to kind of replace those access lines.

Maggie Wilderotter:  Well we look at the business as a communication services business of which phone lines into the home for local service is just one of the services that we provide.  And what we really want to focus on though is the wallet share, or the revenue per household.  That's the most important thing.  Access lines is one component of that, but in addition to local service there is long distance services that we offer, there’s broadband services, so high-speed Internet access and we have a partnership with the Dish Network for video as well.  So we'll sell bundles of products and services to our customers, both residential customers and business customers.  Some of the access line declines that have taken place over the last several years are by design. For example, we have upgraded many customers that were on dial-up broadband to high speed Internet broadband.  And when you do that you remove the phone line from the equation because they have direct access to the broadband line.  In addition to that, as businesses look to upgrade their capabilities for both voice and data, we'll put larger pipes into businesses and we'll remove access lines out of the equation.  So some of the changeover of access lines we do ourselves.  We also know there is a phenomenon for people that want to just use cell phones in certain situations and we also have competitive services in our markets as well. But we fight every single day to keep every customer on service, to deliver a great customer experience and over the last five years we've continued to grow revenue per household and revenue per business.

Pimm Fox: Now one of the ways you’re growing revenue is you made that acquisition, you bought a whole bunch of access lines. It sounds small, I know, but $8.5 billion is not a small deal, from Verizon, can you give us an update on that deal?

Maggie Wilderotter: Yes, we're in the process of going through regulatory approval to get the deal closed. We’re very pleased that our shareholders overwhelmingly approved the transaction just last week and we also got, three states approved the transaction. We had Nevada, South Carolina, and California. We have six more states to approve the transaction and we're working on those processes today and then we’re still waiting for FCC approval, that we think will take place in the next several months as well. But once we get the approvals we see huge growth opportunities in these Verizon markets. These are predominantly rural locations, they don’t have a lot of broadband in these markets today. In our Frontier footprint we have 92% reach, so 92% of all the households and businesses can get access to broadband from us.

Pimm Fox: And in that case in the rural networks, not having a lot of competition would be good for Frontier Communications.

Maggie Wilderotter: Absolutely

Interviewer: I want to thank you very much, Maggie Wilderotter, coming in and sharing your thoughts about the telecommunications industry.  Thanks for taking stock.

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into our existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.